Oppenheimer

          Management Corporation
[logo]

                                    October 25, 1984

The Board of Trustees
Oppenheimer Retirement Funds
Two Broadway

New York, NY  10004

To the Board of Trustees:

      Oppenheimer Management Corporation ("OMC") herewith purchases shares of Oppenheimer Retirement Funds (the "Fund") in the following amount and series of the Fund for an aggregate purchase price of $100,000:

      3,333 shares of Oppenheimer Blue Chip Growth Fund for $33,333; 3,333 shares of Oppenheimer Quality Bond Fund for $33,333;and 3,340 shares of Oppenheimer Insured Money Fund for $33,340.

      In connection with such purchase, OMC represents that such purchase is made for investment purposes by OMC without any present intention of redeeming or selling such shares; and furthermore that OMC agrees to advance the start-up expenses of the Fund and in that regard agrees that such advances for such start-up expenses shall be reimbursed to OMC by the Fund over a five-year period that commences on the effective date of the Fund's initial prospectus, provided, however, that if any of the above-referenced shares of the Fund purchased by OMC are redeemed during the five-year period in which such expenses are amortized by the Fund, OMC will reimburse the Fund for any unamortized organizations expenses in the same proportion as the number of shares redeemed bears to the number of initial shares remaining at the time of such redemption.

                                    Very truly yours,

                        OPPENHEIMER MANAGEMENT CORPORATION

                        BY:   /s/ Robert G. Galli

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                              Robert G. Galli

                              Executive Vice President

               Two Broadway, New York, NY 10004 - 212/668-5000